

Mail Stop 3561

November 2, 2016

Stanislav Pak
President
Temir Corp.
54 Fruktovaya Street
Bishkek, Kyrgyzstan 720027

> **Re: Temir Corp.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2016**
> **File No. 333-213996**

Dear Mr. Pak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company."

Prospectus Summary, page 3

2. Please revise to disclose your current cash on hand and your monthly burn rate. Please also update with subsequent amendments, if applicable.

Risk Factors, page 5

3. Please add a risk factor to highlight the fact that your sole officer and director has no experience working in the tourism business, organizing tours, or managing a tourism company, or tell us why you believe this is not necessary.

4. If material, please include a risk factor discussing the weather and seasonality of Kyrgyzstan and its potential impact to your business and ability to accrue revenue in the tourism industry.

5. Please also revise to include more specific risk factor disclosure related to tourism and tourism in Kyrgyzstan.

We are solely dependent upon the funds to be raised in this offering, page 5

6. Consistent with your disclosure on page 18, please disclose here that if you fail to raise at least $41,500 from the offering you would be forced to scale back or abort completely your plan of operation. In addition, consistent with your disclosure on page 10 and 12, please clarify here that the amount Mr. Pak has informally agreed to advance is $8,500, the funds required to complete the registration process, or advise.

Because our sole officer and director will only be devoting limited time to our operations, page 8

7. Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Use of Proceeds, page 11

8. We note you show the planned use of proceeds assuming the sale of 50%, 75% and 100% of the shares being offered. Please also disclose your planned use of proceeds assuming the sale of 25% of the shares being offered. Please make comparable changes to the cover page and throughout where applicable.

Plan of Operation, page 15

9. Please clarify what "special equipment" you intend to purchase if you sell 50% or more of the shares in the offering.

Description of Business, page 18

10. Refer to Table 1 and the paragraph preceding the Table, both at page 20. To the extent practicable, please update to include the number of international inbound tourists to Kyrgyzstan to include 2015 numbers and any more recent numbers, if available, as well.

Exhibit 23.1

11. We note that the consent refers to an audit report date of September 15, 2016. Please amend your filing to provide a revised consent that refers to the correct audit report date of September 27, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at 202-551-3389 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael H. Hoffman, Esq.